UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sequenom, Inc.

(Name of Subject Company (Issuer))

Savoy Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$369,642,070.50	$37,222.96
*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 119,243,357 shares of common stock (including shares issued as restricted stock awards) of Sequenom, Inc. (“Sequenom”), par value $0.0001 per share, multiplied by the offer price of $2.40 per share, (ii) 4,424,325 shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $2.40 per share, multiplied by $0.82 per share, which is the offer price of $2.40 per share minus the weighted average exercise price for such options of $1.58 per share, (iii) 5,005,493 shares of common stock subject to issuance pursuant to restricted stock units, multiplied by the offer price of $2.40 per share, (iv) 168,663 shares of common stock estimated to be subject to outstanding purchase rights under an employee stock purchase plan, multiplied by the offer price of $2.40 per share, and (v) 28,088,372 shares of common stock issuable upon the exercise of convertible notes, multiplied by the offer price of $2.40 per share. The calculation of the filing fee is based on information provided by Sequenom as of July 25, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer (the “Offer”) by Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the Common Stock, the “Shares”), at a price of $2.40 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Schedule TO is being filed on behalf of Purchaser and LabCorp.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and issuer of the securities to which this Schedule TO relates is Sequenom, Inc., a Delaware corporation. Sequenom’s principal executive offices are located at 3595 John Hopkins Court, San Diego, California 92121. The telephone number at Sequenom’s principal executive offices is (858) 202-9000.

(b)	This Schedule TO relates to the common stock, par value $0.001 per share, of Sequenom, Inc. and the associated Rights. Based upon the information provided by Sequenom, the number of shares represents the fully diluted number of shares of common stock outstanding as of July 25, 2016 consisting of (i) 119,243,357 shares of common stock (including 713,655 shares issued as restricted stock awards), (ii) 12,908,209 shares of common stock issuable upon the exercise of outstanding stock options, (iii) 5,005,493 shares of common stock subject to issuance pursuant to outstanding restricted stock units, (iv) 200,000 shares of common stock issuable upon exercise of warrants (assuming no net exercise of any warrants), (v) 168,663 shares of common stock estimated to be subject to outstanding purchase rights under an employee stock purchase plan and (vi) 28,088,372 shares of common stock issuable upon the exercise of convertible notes. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6—“Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c)	This Schedule TO is being filed by LabCorp and Purchaser. The information set forth in Section 9—“Certain Information Concerning LabCorp and Purchaser” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(v)	The information set forth in the “Introduction,” “Summary Term Sheet” and Section 1—“Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi)-(vii)	The information set forth in Sections 3—“Procedure for Tendering Shares” and 4—“Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii)	The information set forth in Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	The information set forth in Sections 9—“Certain Information Concerning LabCorp and Purchaser,” 11—“Background of the Offer; Past Contacts, Negotiations and Transactions,” 12—“Purpose of the Offer; Plans for Sequenom” and 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7)	The information set forth in the “Introduction” and in Sections 6—“Price Range of the Shares; Dividends on the Shares,” 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration,” 12—“Purpose of the Offer; Plans for Sequenom” and 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	The information set forth in Sections 9—“Certain Information Concerning LabCorp and Purchaser,” 12—“Purpose of the Offer; Plans for Sequenom” and 13—“The Merger Agreement; Other Agreements” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the “Introduction” and in Sections 11—“Background of the Offer; Past Contracts, Negotiations and Transactions,” 12—“Purpose of the Offer; Plans for Sequenom,” 13—“The Merger Agreement; Other Agreements” and 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b)	Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in Sections 11—“Background of the Offer; Past Contacts, Negotiations and Transactions,” 12—“Purpose of the Offer; Plans for Sequenom,” and 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (a)(3)	The information set forth in Sections 13—“The Merger Agreement; Other Agreements,” 14—“Conditions of the Offer,” 15—“Certain Legal Matters” and 17—“Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	None.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 9, 2016.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement published in The New York Times on August 9, 2016.

(a)(5)(A)	Joint Press Release issued by LabCorp and Sequenom on July 27, 2016 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by LabCorp and Purchaser with the SEC on July 27, 2016).

(a)(5)(B)	Press release issued by LabCorp on August 9, 2016 announcing commencement of the Offer.

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2016, by and among LabCorp, Purchaser and Sequenom (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sequenom with the SEC on July 27, 2016 (File No. 000-29101)).

(d)(2)	Amendment No. 1 to Rights Agreement, dated as of July 26, 2016, by and between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Sequenom with the SEC on July 27, 2016 (File No. 000-29101)).

(d)(3)	Confidentiality Agreement, dated as of October 23, 2015, by and between Sequenom and LabCorp.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: Senior Vice President, Chief Legal Officer and Secretary
Dated: August 9, 2016

SAVOY ACQUISITION CORP.

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: President and Secretary
Dated: August 9, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated August 9, 2016.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement published in The New York Times on August 9, 2016.

(a)(5)(A)	Joint Press Release issued by LabCorp and Sequenom on July 27, 2016 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by LabCorp and Purchaser with the SEC on July 27, 2016).

(a)(5)(B)	Press release issued by LabCorp on August 9, 2016 announcing commencement of the Offer.

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2016, by and among LabCorp, Purchaser and Sequenom (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sequenom with the SEC on July 27, 2016 (File No. 000-29101)).

(d)(2)	Amendment No. 1 to Rights Agreement, dated as of July 26, 2016, by and between Sequenom, and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Sequenom with the SEC on July 27, 2016 (File No. 000-29101)).

(d)(3)	Confidentiality Agreement, dated as of October 23, 2015, by and between Sequenom and LabCorp.